Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated: September 30, 2003

Swisscom AG
(Translation of registrant’s name into English)

Alte Tiefenaustrasse 6
3050 Bern, Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swisscom AG

Dated: September 30, 2003	by:	/s/ Stephan Wiederkehr
	Name:	Stephan Wiederkehr
	Title:	Senior Counsel
Head of Corporate & Financial Law

Press release

Swisscom reducing interconnection charges

Swisscom is reducing the interconnection charges for 2004 by up to 13 percent. This price reduction will enable Swisscom to remain within the European target range and implement the current regulatory provisions fairly, transparently and consistently. Interconnection governs the activation of Swisscom networks alongside those of alternative providers.

Since 1998 Swisscom has been offering cost-oriented interconnection charges that have been calculated according to the LRIC method since the year 2000. The new cost calculations for 2004 will result in price reductions of up to 13% depending on the service offered. The prices contain only the relevant interconnection costs and no profits. The method used by Swisscom is based on international findings and experience.

The interconnection prices (for details see the table at the end of this press release) vary according to service and usage. Based on the effective traffic distribution (standard rate 40%, off-peak rate 60%) and an average call duration of four minutes, the average price of regional termination for 2004 amounts to 1.14 centimes per minute.

Further information: http://www.swisscom.com/ws/content/products/disclaimer/index_EN.html

Swisscom Ltd	Phone	+41 (0)31 342 91 93	www.swisscom.com
Group Media Relations	Fax	+41 (0)31 342 06 70
CH-3050 Bern			media@swisscom.com

Press release

Current interconnection charges (in centimes):

	Standard rate	Off-peak rate	Average

Traffic distribution	38%	62%	100%

Regional termination

Price per minute	1.59	0.80	1.10

Call setup	1.14	0.57	0.79

Price per minute for four-minute call	1.88	0.94	1.30

National termination

Price per minute	2.54	1.27	1.75

Call setup	1.61	0.80	1.11

Price per minute for four-minute call	2.94	1.47	2.03

Charges as per Swisscom LRIC offer (in centimes) from 1 January 2004:

	Standard rate	Off-peak rate	Average

Traffic distribution	40%	60%	100%

Regional termination

Price per minute	1.37	0.69	0.96

Call setup	1.03	0.51	0.72

Price per minute for four-minute call	1.63	0.82	1.14

National termination

Price per minute	2.31	1.16	1.62

Call setup	1.37	0.69	0.96

Price per minute for four-minute call	2.65	1.33	1.86

Berne, 30 September 2003

Swisscom Ltd	Phone	+41 (0)31 342 91 93	www.swisscom.com
Group Media Relations	Fax	+41 (0)31 342 06 70
CH-3050 Bern			media@swisscom.com